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EXHIBIT 99.1

THOMSON REUTERS
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations for the three-month period ended March 31, 2008, compared to the same period in the preceding year. We recommend that you read this management's discussion and analysis in conjunction with our consolidated financial statements for each of the three-month period ended March 31, 2008 and the year ended December 31, 2007, and the related notes to those financial statements, as well as our management's discussion and analysis for the year ended December 31, 2007. Our financial statements are prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP, and the related notes to those financial statements. References in this discussion to "$" are to U.S. dollars, references to "£" are to British pounds sterling and references to "C$" are to Canadian dollars. Unless otherwise indicated or the context otherwise requires, references in this discussion to "we," "our," "us" and "Thomson Reuters" are to Thomson Reuters Corporation, Thomson Reuters PLC and their respective subsidiaries which operate as a unified group under a dual listed company (DLC) structure. Unless otherwise indicated, references in this discussion to "Thomson" are to The Thomson Corporation and its subsidiaries prior to its acquisition of Reuters. Thomson was renamed Thomson Reuters Corporation on April 17, 2008. In addition to historical information, this management's discussion and analysis contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from those reflected in the forward-looking statements. Some of these factors include those identified in the section entitled "Cautionary Note Concerning Factors That May Affect Future Results" at the end of this management's discussion and analysis and in the "Risk Factors" section of Thomson Reuters PLC's annual report on Form 20-F for the year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission and the Canadian securities regulatory authorities on April 17, 2008. This management's discussion and analysis is dated as of April 30, 2008.

OVERVIEW

On April 17, 2008, The Thomson Corporation acquired Reuters Group PLC (Reuters) and was renamed Thomson Reuters Corporation. See the section entitled "Acquisition of Reuters Group PLC" for further discussion. Historical results in this management's discussion and analysis for the periods ended March 31, 2008 and 2007 do not include results for Reuters and only reflect historical results for The Thomson Corporation. As the acquisition of Reuters will be accounted for using the purchase method, Reuters will be included in future Thomson Reuters Corporation consolidated financial statements from April 17, 2008, the closing date of the acquisition. For informational purposes, we have included pro forma results, which estimate the performance of the Thomson Reuters business as if Thomson acquired Reuters on January 1, 2007. See the section of this management's discussion and analysis entitled "Unaudited Pro Forma Results" for more information.

Our Business and Strategy

What Thomson Reuters does — We are the world's leading source of intelligent information for businesses and professionals. We define intelligent information as information that organizes itself, suggests connections and fits professionals' workflows. We combine industry expertise with innovative technology to deliver critical information to decision makers in the financial, legal, tax and accounting, scientific, healthcare and media markets, powered by the world's most trusted news organization, Reuters. We believe that our intelligent information provides our customers with a competitive advantage by enabling them to make better decisions faster.

How Thomson Reuters makes money — We generate revenues by supplying knowledge workers with business-critical information solutions and services. We make our information more valuable by adding expert analysis, insight and commentary, and couple it with software tools and applications that our customers can use to search, compare, synthesize and communicate the information. To further enhance our customers' workflows, we deliver information and services electronically, integrate our solutions with our customers' own data and tailor the delivery of information to meet specific customer needs. As we integrate critical information with analysis, tools and applications, we place greater focus on the way our customers use our content, rather than simply on selling the content itself, and are moving from just informing our customers to enabling their decisions. We believe our ability to embed our solutions into customers' workflows is a significant competitive advantage as it leads to strong customer retention. Over time, we believe that these attributes will translate into higher margins and better cash flow. Thus, our shift to workflow solutions is important to our growth and profitability.

Thomson Reuters business environment — As a global organization, we are affected by economic and market dynamics, governmental regulations and business conditions for each market and country in which we operate. We have traditionally encountered competition in each of our markets from both large information providers and smaller niche market businesses. However, we now face an evolving competitive landscape. Certain of our traditional competitors are implementing solutions strategies of their own. In the future, other competitors could come from outside our traditional competitive set. For instance, Internet service companies and search providers could pose a threat to some of our businesses by providing more in-depth offerings than are currently available from such services. In response to this, we are continuing to move forward aggressively in segmenting our markets and developing solutions that will allow us to remain embedded in our customers' workflows.

We strive for leadership positions in each market we serve in order to secure broad and deep market expertise. To maintain our leadership positions, we plan to continue to invest in our existing businesses and also to acquire new businesses. During the past few years, we have achieved efficiencies by leveraging resources within our various businesses, which has increased our profitability. We have had consistently strong cash flow generation, reflecting the strength of our businesses and the quality of our earnings, as well as contributions from operating efficiencies and improvements in our use of working capital.

Thomson Reuters operational structure — For the three months ended March 31, 2008, Thomson managed its operations through five segments on the basis of the customers it served:

  •
  Thomson Legal;

  •
  Thomson Financial;

  •
  Thomson Tax & Accounting;

  •
  Thomson Scientific; and

  •
  Thomson Healthcare

Thomson also reported financial results for a "Corporate and Other" reporting category, as well as discontinued operations. The Corporate and Other category principally included corporate expenses, certain costs associated with stock-related compensation, costs associated with the THOMSONplus business optimization program, which are discussed in the section entitled "THOMSONplus", and costs associated with the Reuters acquisition.

Effective April 17, 2008, Thomson Reuters is organized in two divisions:

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  Markets, which consists of our financial businesses, which are a combination of those operated by Reuters and Thomson Financial prior to the closing; and

  •
  Professional, which consists of our Legal, Tax & Accounting, Scientific and Healthcare segments.

The reportable segments of Thomson Reuters are Markets, Legal, Tax & Accounting, Scientific and Healthcare, as well as a Corporate and Other category consisting of the items noted above. We plan to begin reporting for these segments beginning with our results for the six months and quarter ending June 30, 2008.

The primary financial statements for Thomson Reuters shareholders beginning with the six months and quarter ending June 30, 2008 will be the consolidated financial statements of Thomson Reuters Corporation. Those statements, which will account for Thomson Reuters PLC as a subsidiary, will be prepared in accordance with Canadian GAAP and will include a voluntary reconciliation to International Financial Reporting Standards (IFRS) and a reconciliation to US GAAP until no longer required by the Securities and Exchange Commission (SEC). Management intends to present Thomson Reuters Corporation's financial statements in accordance with IFRS as soon as permitted by regulatory authorities in Canada.

Acquisition of Reuters Group PLC

Overview

On April 17, 2008, Thomson acquired Reuters. By combining Thomson's strength in North America with Reuters strength in Europe, the Middle East and Asia, we created a business with a global brand and presence that we believe will allow us to grow faster than either Thomson or Reuters could have on its own. We expect to achieve this by:

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  Capitalizing on a global brand and presence to drive international growth;

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  Delivering greater value to customers through a broader range of electronically delivered critical information and decision support tools;

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  Integrating Thomson and Reuters businesses to accelerate growth and capture synergies; and

  •
  Leveraging increased revenue diversity and scale, financial strength and capital deployment to maximize shareholder return.

Thomson acquired Reuters by implementing a DLC structure. Under the DLC structure, Thomson Reuters has two parent companies, both of which are publicly listed — Thomson Reuters Corporation, an Ontario, Canada corporation, which was previously named The Thomson Corporation, and Thomson Reuters PLC, a new English company in which existing

Reuters shareholders received shares as part of their consideration in the transaction. Thomson Reuters Corporation and Thomson Reuters PLC operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business. The boards of the two parent companies comprise the same individuals, as do the companies' executive management teams.

Required Divestitures

In order to obtain antitrust clearance for the transaction, Thomson Reuters has agreed to sell a copy of the Thomson Fundamentals (Worldscope), Reuters Estimates, Reuters Aftermarket Research and Reuters Economics (EcoWin) databases. The sales include copies of the databases, source data and training materials, as well as certain contracts and, potentially, employees connected to the databases. We are in discussions with several potential buyers, and expect to complete the sales within the next few months. See "Subsequent Events" for further discussion.

We have agreed to provide transitional services related to the databases for certain confidential periods following completion of the sales. We also agreed that, for certain confidential periods, we will not enter into any new exclusive contracts with brokers relating to aftermarket research or renew for longer than one year, or expand the scope of, any existing exclusive contracts.

We do not expect the required sales to have any material adverse effect on our revenues or profitability or to have any material impact on the synergies expected to be generated by the transaction.

Consideration

Reuters was indirectly acquired by Thomson Reuters PLC. Under the terms of the acquisition, all of the issued and outstanding Reuters ordinary shares were cancelled and Reuters shareholders were entitled to receive, for each Reuters ordinary share held, 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares. As of the closing, one Thomson Reuters PLC ordinary share was equivalent to one Thomson Reuters Corporation common share under the DLC structure. Thomson shareholders continued to hold their shares of Thomson, renamed as Thomson Reuters Corporation.

Subject to certain exceptions, all options and awards outstanding under Reuters share-based employee compensation plans vested and became fully exercisable prior to the closing of the transaction. Assuming all outstanding Reuters in-the-money share options and other share-based awards were exercised, Reuters shareholders would be entitled to receive aggregate cash consideration of approximately $8.7 billion (based on the $/£ exchange rate of $1.9756/£1 per the noon buying rate of the Federal Reserve Bank of New York on April 16, 2008) on May 1, 2008. Thomson Reuters plans to fund this cash consideration using proceeds from the sale of its Thomson Learning businesses as well as borrowings under its acquisition credit facility.

We issued 194,107,278 Thomson Reuters PLC ordinary shares to Reuters shareholders when the transaction closed on April 17, 2008. Based on the issued share capital of Thomson Reuters Corporation and of Thomson Reuters PLC as of April 17, 2008, Woodbridge had a voting interest in Thomson Reuters of approximately 53% and is the principal and controlling shareholder of Thomson Reuters, other former Thomson shareholders had an interest of approximately 23% and former Reuters shareholders had an interest of approximately 24%.

This acquisition will be accounted for using the purchase method and the results of Reuters will be included in our consolidated financial statements from April 17, 2008, the closing date of the acquisition. The consideration was estimated as follows and is subject to change (in billions):

Ordinary shares, Thomson Reuters PLC	8.4
Cash	8.7
Transaction costs	0.1

Total estimated purchase consideration	17.2

The estimate of the amount of consideration is subject to change based on certain equity awards of Reuters employees which have an exercise period of up to six months from the closing of the acquisition.

We have not yet completed the allocation of the purchase price to the assets acquired and liabilities assumed.

Selected Historical Financial Information for Thomson

The following table summarizes selected financial information for Thomson for the three-month periods ended March 31, 2008 and 2007, including certain metrics that are non-GAAP financial measures. This information excludes results of Reuters as it was acquired after the end of the first quarter of 2008. Please see the section below entitled "Use of Non-GAAP Financial Measures" for definitions of these terms and references to the reconciliations of these measures to the most directly comparable Canadian GAAP measures.

	Three months ended March 31,
(millions of U.S. dollars, except per share amounts)	2008	2007	%

Consolidated Statement of Earnings Data:
Revenues	1,834	1,662	10%
Operating profit	216	225	-4%
Earnings from continuing operations(1)	193	209	-8%
Earnings from discontinued operations, net of tax	1	15
Net earnings(1)	194	224	-13%
Diluted earnings per common share from continuing operations(1)	$0.30	$0.32	-6%
Diluted earnings per common share(1)	$0.30	$0.35	-14%
Other Data(2):
Underlying operating profit	359	320	12%
Adjusted earnings from continuing operations excluding amortization	311	205	52%
Adjusted earnings per common share from continuing operations excluding amortization	$0.48	$0.32	50%
Free cash flow	155	137	13%

(1)
Results are not directly comparable due to certain one-time items. For more information, please see the "Results of Operations of Thomson" section of this management's discussion and analysis.

(2)
These are non-GAAP financial measures. Definitions are provided in the "Use of Non-GAAP Financial Measures" section of this management's discussion and analysis.

Seasonality

Historically, Thomson's revenues and operating profits from continuing operations have been proportionately the smallest in the first quarter and the largest in the fourth quarter, as certain product releases are concentrated at the end of the year, particularly in the regulatory and healthcare markets. As costs continue to be incurred more evenly throughout the year, its operating margins have historically increased as the year progresses. For these reasons, the performance of its businesses have not been comparable quarter to consecutive quarter and were best considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year. As Reuters revenues have not historically fluctuated significantly throughout the year, we anticipate that the seasonality of Thomson Reuters revenues will be slightly less pronounced.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to our results reported in accordance with Canadian GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance and financial position. We use these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. We have historically reported non-GAAP financial results, as we believe their use provides more insight into our performance. The following discussion defines the measures that we currently use and explains why we believe they are useful measures of our performance, including our ability to generate cash flow:

•	Underlying operating profit and underlying operating profit margin. We adjust our operating profit for costs associated with our corporate efficiency programs, amortization of acquired intangible assets and other items affecting comparability, which we refer to as underlying operating profit. We refer to underlying operating profit as a percentage of revenues as the underlying operating profit margin. We use these measures to assist in comparisons from one period to another as they provide a useful basis to evaluate operating profitability and performance trends by removing the impact of items which distort the performance of our operations. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure in the "Results of Operations of Thomson" section of this management's discussion and analysis.

•	Adjusted earnings and adjusted earnings per common share from continuing operations. We measure our earnings attributable to common shares and per share amounts to adjust for non-recurring items, discontinued operations and other items affecting comparability, which we refer to as adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations. We use these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.

In interim periods, we adjust our reported earnings and earnings per common share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to the consolidated pre-tax income of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period's pre-tax income. Because the seasonality of our businesses impacts our geographical mix of profits in interim periods and therefore distorts the reported effective tax rate, we believe that using the expected full-year effective tax rate provides a more meaningful comparison among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year income taxes or on cash taxes paid.

See the reconciliation of this measure to the most directly comparable Canadian GAAP measure in the "Results of Operations of Thomson" section of this management's discussion and analysis.

•	Adjusted earnings and adjusted earnings per common share from continuing operations excluding amortization. We also measure our earnings attributable to common shares and per share amounts on the same basis as above excluding amortization of acquired intangible assets. We use these measures to further assist in comparisons of performance from one period to another. Adjusted earnings per common share from continuing operations excluding amortization do not represent actual earnings per share attributable to shareholders.

•	Net debt. We define our net debt as our total indebtedness, including associated fair value hedging instruments (swaps) on our debt, less cash and cash equivalents. Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the associated fair market value of cash flow hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure in the "Liquidity and Capital Resources of Thomson" section of this management's discussion and analysis.

•	Free cash flow. We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure in the "Liquidity and Capital Resources of Thomson" section of this management's discussion and analysis.

These and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. You should not view these measures as alternatives to net earnings, total debt, cash flow from operations or other measures of financial performance calculated in accordance with GAAP. We encourage you to review the reconciliations of these non-GAAP financial measures to the most directly comparable Canadian GAAP measure within this management's discussion and analysis.

While in accordance with Canadian GAAP, our definition of segment operating profit may not be comparable to that of other companies. We define segment operating profit as operating profit before the amortization of identifiable intangible assets. We use this measure for our segments because we do not consider amortization to be a controllable operating cost for purposes of assessing the current performance of our segments. We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues.

We report depreciation for each of our segments within the section below entitled "Additional Information."

THOMSONplus

THOMSONplus is a series of initiatives, announced in 2006, designed to allow us to become a more integrated operating organization by leveraging assets and infrastructure across all segments of our business. To accomplish these initiatives, we expect to incur approximately $250 million of expenses from the inception of the program in 2006 through its completion in the second quarter of 2008, primarily related to technology and restructuring costs and consulting services. Because THOMSONplus is a corporate program, expenses associated with it are reported within the Corporate and Other segment.

From its inception to December 31, 2007, we incurred $213 million of expenses associated with THOMSONplus. These expenses primarily related to consulting fees, severance costs and other charges associated with the restructuring of Thomson Legal's North American sales force.

In the three months ended March 31, 2008, we incurred $13 million of expenses associated with THOMSONplus related to our efforts to deploy SAP as our company-wide ERP system and create shared service centers, as well as severance costs. The severance primarily related to efforts to relocate certain activities to lower cost locations at Thomson Scientific. In the three months ended March 31, 2007, we incurred $34 million of expenses associated with THOMSONplus consisting primarily of consulting fees and severance. The consulting costs primarily related to efforts to deploy SAP as a company-wide enterprise resource planning (ERP) system. Severance primarily related to efforts to streamline the operations of Thomson Financial.

THOMSONplus program initiatives have generated an annualized cost reduction of approximately $140 million primarily due to the elimination of certain positions and the relocation of others to lower cost locations, including those resulting from our establishment of a facility in Hyderabad, India to perform certain finance functions. We expect to reach a savings rate of $160 million per year by the middle of 2008. These savings will largely be driven by improved efficiencies and effectiveness of procurement, supply chain management, financial reporting systems, including the implementation of a common ERP system, the consolidation of common back office financial processes into regional and global shared service centers and the integration of platforms across all of our segments. Our anticipated savings from THOMSONplus are in addition to the synergies that we anticipate from the Reuters acquisition.

RESULTS OF OPERATIONS OF THOMSON

The following discussion compares Thomson's results for the three-month periods ended March 31, 2008 and 2007 and provides analyses of results from continuing operations and discontinued operations.

Basis of Analysis

Our results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from operations classified as discontinued. These results exclude the operations of Reuters as it was acquired after the date of these reported results. Results from operations that qualify as discontinued operations have been reclassified to that category for all periods presented. Please see the section below entitled "Discontinued Operations" for a discussion of these operations. In analyzing the results of our operating segments, we measure the performance of existing businesses and the impact of acquired businesses and foreign currency translation.

The following table summarizes our consolidated results for the periods indicated:

	Three months ended March 31,
(millions of U.S. dollars, except per share amounts)	2008	2007

Revenues	1,834	1,662
Operating profit	216	225
Operating profit margin	11.8%	13.5%
Net earnings(1)	194	224
Diluted earnings per common share(1)	$0.30	$0.35

(1)
Results are not directly comparable due to certain unusual or one-time items.

Revenues.    Revenues for the three-month period ended March 31, 2008 increased 10% comprised of the following:

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  7% from higher revenues of existing businesses;

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  2% from contributions of newly acquired businesses; and

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  1% from a favorable impact from foreign currency translation.

For our existing businesses, revenue growth was exhibited in all of our segments, reflecting customer demand for our integrated solutions, particularly in the legal and tax and accounting markets, and higher transaction-based revenues in the financial segment. Contributions from acquired businesses were primarily related to CrossBorder Solutions and our Property Tax Services business in the Thomson Tax & Accounting segment. Our breadth of offerings, coupled with our geographic diversification, has enabled us to continue to increase revenues despite softness in certain markets and products.

Operating profit.    In the three-month period ended March 31, 2008, operating profit decreased 4% primarily due to costs associated with the Reuters acquisition. Our operating profit margin decreased compared to the prior year as the effects of scale were offset by higher corporate costs resulting primarily from costs associated with the Reuters acquisition and the impact of lower initial margins for certain acquired businesses in our Thomson Tax & Accounting segment as a result of acquisition accounting adjustments.

The following table presents a summary of our operating profit and operating profit margin after adjusting for items affecting comparability in each year.

	Three months ended March 31,
(millions of U.S. dollars)	2008	2007

Operating profit	216	225
Adjustments:
THOMSONplus costs	13	34
Reuters transaction costs	68	—
Amortization	62	61

Underlying operating profit	359	320

Underlying operating profit margin	19.6%	19.3%

In the three-month period ended March 31, 2008, underlying operating profit increased 12% compared to the prior year period as a result of higher revenues. The underlying operating profit margin increased compared to the prior year due to the effects of scale and efficiency initiatives, as well as savings attributable to certain spending which was deferred due to the pending Reuters acquisition.

Depreciation and amortization.    Depreciation in the first quarter of 2008 increased $6 million, or 5%, compared to the prior year period. This increase reflected recent acquisitions and capital expenditures. Amortization was consistent with that of the prior year as increases due to the amortization of newly acquired assets were offset by decreases arising from the completion of amortization for certain intangible assets acquired in previous years.

Net other (expense)/income.    Net other expense in the three-month periods ended March 31, 2008 of $26 million reflected the change in fair value of sterling call options, which were acquired in the third quarter of 2007 as part of a hedging program to mitigate exposure to changes in the $/£ exchange rate resulting from the Reuters acquisition. See the section entitled "Hedging Program for Reuters Consideration" for further discussion. Net other income in the three-month periods ended March 31, 2007 of $6 million primarily consisted of a gain on the sale of an equity investment.

Net interest income (expense) and other financing costs.    For the three months ended March 31, 2008, net interest income and other financing costs of $39 million reflected $110 million of interest income from the investment of the proceeds from the sale of Thomson Learning's higher education, careers and library reference businesses in money market funds. Excluding this interest income, net interest expense increased due to higher average levels of outstanding debt.

Income taxes.    Income taxes for the three months ended March 31, 2008 and 2007 reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the seasonality in our businesses impacts our geographic mix of pre-tax profits and losses in interim periods and, therefore, distorts our reported tax rate, our effective tax rate in interim periods is not indicative of our estimated effective tax rate for the full year. During the first quarter of 2007, our provision reflected benefits of $35 million resulting from a change in Australian tax law and the recognition of Canadian tax losses. The Canadian tax losses were recognized in anticipation of using them against taxable income from the sale of Thomson Learning's Canadian education business later in the year.

Tradeweb ownership interests.    See the section entitled "Tradeweb Partnership" for a discussion of our transaction involving Tradeweb. For the three months ended March 31, 2008, we consolidated the results of Tradeweb Markets and recorded minority interest expense, net of tax, of $2 million. For the three months ended March 31, 2008, our share of the earnings of Tradeweb New Markets was not significant. Amounts related to Tradeweb Markets and Tradeweb New Markets were reflected in Tradeweb ownership interests in the accompanying consolidated statement of earnings.

Earnings attributable to common shares and earnings per common share.    Earnings attributable to common shares were $192 million in the three months ended March 31, 2008 compared to $223 million in the prior year period. Earnings per common share were $0.30 in the three months ended March 31, 2008 compared to $0.35 in the prior year period. The decreases in reported earnings and earnings per common share were the result of a decrease in operating profit, higher tax expense and lower earnings from discontinued operations.

The results for each of these periods are not directly comparable because of certain one-time items, as well as the variability in discontinued operations due to the timing of dispositions. The following table presents a summary of our earnings and our earnings per common share from continuing operations for the periods indicated, after adjusting for items affecting comparability in each year:

	Three months ended March 31,
(millions of U.S. dollars, except per common share amounts)	2008	2007

Earnings attributable to common shares	192	223
Adjustments for one-time items:
Net other expense (income)	26	(6)
Reuters transaction costs	68	—
Tax benefits	—	(35)
Tax on above items	(11)	—
Interim period effective tax rate normalization	(25)	(23)
Discontinued operations	(1)	(15)

Adjusted earnings from continuing operations	249	144

Adjusted earnings per common share from continuing operations	$0.39	$0.22

Amortization	62	61

Adjusted earnings from continuing operations excluding amortization	311	205

Adjusted earnings per common share from continuing operations excluding amortization	$0.48	$0.32

Our adjusted earnings from continuing operations for the three months ended March 31, 2008 increased 73% compared to the prior year period. Excluding amortization, adjusted earnings increased 52%. These increases were largely a result of higher segment operating profits stemming from higher revenues, interest income from the investment of the proceeds from the sale of Thomson Learning's higher education, careers and library reference businesses and lower costs associated with THOMSONplus.

Operating Results by Business Segment

Thomson Legal

	Three months ended March 31,
(millions of U.S. dollars)	2008	2007

Revenues	809	740
Segment operating profit	225	206
Segment operating profit margin	27.8%	27.8%

Results for Thomson Legal reflected continued demand for our online services in the United States, United Kingdom and other international markets. For the three months ended March 31, 2008, revenues increased 9% comprised of the following:

  •
  7% from higher revenues of existing businesses; and

  •
  2% due to a favorable impact from foreign currency translation.

Increased revenues within Thomson Legal's existing businesses reflected the strong performance of online services, consisting primarily of Westlaw and our international online services, which increased 8% over the prior year. Revenue from sales of software and services increased 12% as a result of higher sales of website development, design and hosting services. Additionally, revenues from print and CD products increased slightly as the favorable timing of print shipments offset a decline in CD product revenues as customers continued to migrate to Thomson Legal's online offerings.

Within the North American legal businesses, revenues increased primarily due to higher online, software and services revenues. Westlaw revenue increased primarily as result of greater sales to large and medium law firms. Revenues from ancillary database usage decreased due to lower law firm volumes. Revenues from the Westlaw Litigator suite of online products continued to increase in part due to our expansion of content and functionality of the offerings. Revenues from services increased primarily due to higher sales at FindLaw due to new sales and new product introduction. Outside North America, online revenues increased due to higher customer demand for our products, particularly in the United Kingdom and Australia, and, to a lesser extent, the continued migration of our international customers from CD to online products. International print revenues increased slightly due to the timing of certain shipments compared to the prior year.

The increase in segment operating profit was primarily the result of higher revenues described above. These results also reflected continued investments in localizing content and technology for Asian markets, particularly Japan and China. The segment operating profit margin was consistent with that of the prior year period as the effects of scale in our existing businesses were offset by the impact of our Asian investments.

Thomson Financial

	Three months ended March 31,
(millions of U.S. dollars)	2008	2007

Revenues	565	527
Segment operating profit	110	95
Segment operating profit margin	19.5%	18.0%

Results for Thomson Financial reflected underlying market conditions and the continued success of Thomson ONE offerings. While certain sectors of the financial services market have experienced declines, these have primarily been in the mortgage and credit markets, where we do not have a significant presence. Thomson Financial revenues increased 7% comprised of the following:

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  6% from higher revenues of existing businesses; and

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  1% due to a favorable impact from foreign currency translation.

Revenues from existing businesses increased as a result of higher transaction revenues and higher revenues from Thomson ONE products. Revenues from Omgeo's straight-through-processing services increased due to continued customer demand. Thomson Transaction Services revenues increased due to higher volumes. Tradeweb's overall revenues increased due to higher transaction fees from increased volumes in the mortgage-backed securities and U.S. Treasuries marketplaces. Revenues from Thomson ONE products increased across all customer sectors, especially in the investment management, investment banking and corporate services markets, due to new sales and migrations from legacy offerings. Revenue growth from existing businesses was slightly tempered by increased customer credits.

Increases in revenues from existing businesses were experienced in Thomson Financial's three primary geographic regions, the U.S., Europe and Asia. The increases in revenues in Europe and Asia continue to be attributable to greater localized solutions, including Japanese language versions of Thomson ONE Investment Banking and Thomson ONE Investment Management, and higher sales of investor relations communication services.

Segment operating profit increased primarily due to higher revenues, as well as the effect of efficiency initiatives and savings attributable to deferred spending prior to the Reuters acquisition. The segment operating profit margin increased due to the effects of higher revenues, the impact of completed and ongoing efficiency efforts to relocate certain activities to lower cost locations, certain deferred spending as discussed above and a decline in depreciation expense as a result of the timing of capital spending.

Thomson Tax & Accounting

	Three months ended March 31,
(millions of U.S. dollars)	2008	2007

Revenues	205	160
Segment operating profit	39	38
Segment operating profit margin	19.0%	23.8%

Results for Thomson Tax & Accounting reflected continuing customer demand for our online solutions and software products. Revenues increased 28% comprised of the following:

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  13% from higher revenues of existing businesses; and

  •
  15% from contributions of newly acquired businesses.

Revenues from Thomson Tax & Accounting's existing businesses increased as a result of higher online, software and services sales as well as improved retention. In the research and guidance sector, Checkpoint online revenue continued to increase significantly as a result of new sales and continued migration of customers from print to online products. Revenues in the professional software and services sector increased due to higher tax transaction revenues and increased sales of product suites derived from additional offerings, particularly document management systems. Within the corporate software and services sector, revenues increased primarily as a result of higher sales of income and trust tax products and services. These income tax revenues benefited from customer demand and increased sales of additional value-added services, such as consulting and training.

Results from newly acquired businesses primarily reflected contributions from CrossBorder Solutions, a tax software provider specializing in international tax compliance areas such as transfer pricing that was purchased in March 2007; our Property Tax Services business, a provider of property tax compliance outsourcing and consulting services, acquired in October 2007; and TaxStream, a provider of income tax provision software, acquired in January 2008.

Growth in segment operating profit compared to the prior year period reflected the increase in revenues. The segment operating profit margin decreased as the impact of lower initial margins for certain acquired businesses due to acquisition accounting adjustments, as well as the timing of certain product development costs, more than offset the benefits from the effects of scale. Relative to these acquisitions, we anticipate that the impacts of the accounting adjustments will normalize in later periods of 2008 and the operating profit margin will return to historical averages by the end of 2008.

Thomson Scientific

	Three months ended March 31,
(millions of U.S. dollars)	2008	2007

Revenues	163	149
Segment operating profit	32	34
Segment operating profit margin	19.6%	22.8%

Results for Thomson Scientific reflected continuing customer demand for our solutions. Revenues increased 9% comprised of the following:

  •
  4% from higher revenues of existing businesses;

  •
  4% from contributions of newly acquired businesses; and

  •
  1% from a favorable impact from foreign currency translation.

Growth in revenues from existing businesses was primarily a result of higher revenues for Thomson Pharma due to an increase in new sales and higher renewal rates. Revenues from corporate information solutions increased due to higher demand for patent management services and data, as well as for engineering standards information. These increases were partially offset by lower revenues from other online and legacy products. Results from newly acquired businesses reflected contributions from Prous Science, a provider of life sciences information that was acquired in September 2007.

Segment operating profit and the related margin declined compared to the prior year as additional investments associated with efforts to localize content in Asian markets and a less profitable product mix more than offset higher revenues.

Thomson Healthcare

	Three months ended March 31,
(millions of U.S. dollars)	2008	2007

Revenues	95	92
Segment operating profit	3	4
Segment operating profit margin	3.2%	4.3%

Results for Thomson Healthcare reflected customer demand for our management decision support offerings. Revenues increased 3% comprised of the following:

  •
  2% from higher revenues of existing businesses; and

  •
  1% from contributions of newly acquired businesses.

Revenues from Thomson Healthcare's existing businesses increased as a result of continuing demand for its decision support offerings, particularly in the payer market. Decision support revenues in the provider market increased slightly as a result of new offerings. Revenues for our point of care solutions also increased primarily due to higher renewals for Micromedex's electronic offerings. These increases were partially offset by a decline in PDR custom project revenues.

Segment operating profit decreased slightly compared to the prior year as the effect of the increase in revenues was offset by the timing of expenses, particularly product development costs. The segment operating profit margin decreased due to the increase in expenses.

First quarter performance for Thomson Healthcare is not indicative of the anticipated full-year results, as historically less than 20% of the segment's revenues and 5% of its operating profit have been earned in the first quarter.

Corporate and Other

	Three months ended March 31,
(millions of U.S. dollars)	2008	2007

Expenses excluding THOMSONplus and Reuters transaction costs	50	57
THOMSONplus	13	34
Reuters transaction costs	68	—

Total	131	91

For the three months ended March 31, 2008, Corporate and Other expenses increased $40 million compared to the prior year period. The increase was a result of costs associated with the Reuters transaction, which more than offset lower THOMSONplus expenses. The Reuters transaction costs primarily consisted of consulting costs for integration planning and close date communications, as well as expenses associated with retention programs. Expenses excluding THOMSONplus and Reuters transaction costs declined from lower stock compensation and pension costs.

In the three months ended March 31, 2008, we incurred $13 million of expenses associated with THOMSONplus related to our efforts to deploy SAP as our company-wide ERP system and create shared service centers as well as severance costs. The severance primarily related to efforts to relocate certain activities to lower cost locations at Thomson Scientific.

Discontinued Operations

As part of our continuing strategy to optimize our portfolio of businesses to ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, management decided to sell certain following businesses. Results for these businesses were reflected as discontinued operations within the consolidated financial statements for all periods presented. None of these businesses was considered fundamental to our integrated information offerings. With the exception of PLM, described below, all dispositions were completed by March 31, 2008.

In the fourth quarter of 2007, we approved plans to sell GEE, a regulatory information business in the United Kingdom. This business was managed within Thomson Legal. The sale was completed in December 2007.

In April 2007, we approved plans to sell Fakta, our regulatory information business in Sweden. This business was managed within Thomson Legal. The sale was completed in November 2007.

In March 2007, we approved plans within Thomson Healthcare to sell PLM, a provider of drug and therapeutic information in Latin America; the New England Institutional Review Board (NEIRB), an ethical review board that monitors clinical research involving human subjects; and CenterWatch, a provider of clinical research information. The sales of NEIRB and CenterWatch were completed in December 2007.

In 2007, we completed the sale of Thomson Learning through three independent processes, each on its own schedule, as follows:

  •
  In July 2007, we sold Thomson Learning's higher education, careers and library reference businesses to funds advised by Apax Partners and OMERS Capital Partners.

  •
  In May 2007, we sold NETg, a leading provider of continuing corporate education and training, to SkillSoft PLC.

  •
  In October 2007, we sold Prometric, a provider of assessment services, to ETS.

In future periods, the net proceeds received from these sales may be adjusted for certain post-closing adjustments. We recorded pre-tax impairment charges associated with certain of these businesses of $14 million in the fourth quarter of 2006. Based on estimates of fair value, as well as current carrying value, at March 31, 2007, these impairment charges were reversed in the first quarter of 2007.

Additionally, in the fourth quarter of 2006, we approved plans to sell the business information and news operations of Thomson Legal, which include our Market Research and NewsEdge businesses. Based on estimates of fair value at March 31, 2007, we recorded pre-tax impairment charges to identifiable intangible assets of $3 million related to these businesses. We completed the sale of its Market Research business in May 2007 and the NewsEdge business in July 2007.

In June 2006, our board of directors approved plans to sell IOB, a Brazilian regulatory business within Thomson Legal, and Thomson Medical Education, a provider of sponsored medical education within Thomson Healthcare. We completed the sale of Thomson Medical Education in April 2007 and IOB in June 2007.

Also in the first quarter of 2006, we approved plans within Thomson Learning to sell the North American operations of Thomson Education Direct, a consumer-based distance learning career school. We completed the sale of its North American operations of Thomson Education Direct in March 2007.

For more information on discontinued operations, see note 10 to our consolidated financial statements for the three months ended March 31, 2008.

LIQUIDITY AND CAPITAL RESOURCES OF THOMSON

The following discussion relates to Thomson's liquidity and capital resources prior to its acquisition of Reuters.

Financial Position

At March 31, 2008, our total assets were $24,502 million, an increase of 7% compared to $22,831 million at December 31, 2007. This increase primarily reflected higher cash and cash equivalent balances from higher borrowings in anticipation of the Reuters acquisition.

The following table presents comparative information related to net debt, shareholders' equity and the ratio of net debt to shareholders' equity:

	As at
(millions of U.S. dollars)	March 31, 2008	December 31, 2007

Short-term indebtedness	532	183
Current portion of long-term debt	11	412
Long-term debt	5,899	4,264

Total debt	6,442	4,859
Swaps	(375)	(424)

Total debt after swaps	6,067	4,435
Remove fair value adjustment of cash flow hedges	16	14
Less: Cash and cash equivalents	(9,222)	(7,497)

Net debt	(3,139)	(3,048)

Shareholders' equity	13,740	13,571

Net debt/equity ratio	(0.23:1)	(0.22:1)

We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our revolving credit facilities. Under the financial covenant in our credit facilities, we must maintain a ratio of total debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications described in the guarantee) for the last four quarters ended of not more than 4.5:1. As of March 31, 2008, we were in compliance with this covenant.

Effective April 17, 2008, Thomson Reuters Corporation and Thomson Reuters PLC each guarantee all contractual obligations of the other company, and those of other parties to the extent they are guaranteed by the other company, and other obligations as agreed. Thomson Reuters PLC guarantees all contractual obligations of Reuters existing as of April 17, 2008 and, as a result, those obligations are covered by Thomson Reuters Corporation's guarantee of Thomson Reuters PLC's obligations.

In February 2008, we repaid $400 million of notes upon their maturity.

The following table displays the recent changes in our shareholders' equity:

(millions of U.S. dollars)

Balance as of December 31, 2007	13,571
Earnings attributable to common shares for the three months ended March 31, 2008	192
Common share issuances	58
Additions to paid in capital related to stock compensation plans	8
Common share dividends declared	(173)
Net unrealized losses on derivatives that qualify as cash flow hedges	(46)
Change in translation adjustment	130

Balance at March 31, 2008	13,740

The following table sets forth the ratings that we have received from rating agencies in respect of our outstanding securities as of March 31, 2008:

	Moody's	Standard & Poor's	DBRS Limited (DBRS)

Long-term debt	Baa1	A-	A (low)
Commercial paper	—	—	R-1 (low)
Trend/Outlook	Stable	Negative	Stable

Creditors of Thomson Reuters Corporation and Thomson Reuters PLC entitled to the benefit of the guarantees mentioned above have been, to the extent possible, placed in the same position as if the obligations were owed by Thomson Reuters. In light of these guarantees, each of Thomson Reuters Corporation and Thomson Reuters PLC is exposed to the credit risk of the other. Accordingly, it is anticipated that both companies will share the same credit rating.

You should be aware that a rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. Generally, the carrying amounts of our total current liabilities exceeds the carrying amounts of our total current assets because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, however, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating costs. As of March 31, 2008, current assets exceeded current liabilities as our current assets included the proceeds from the sale of Thomson Learning.

Treasury Locks

In November 2007, we entered into two treasury lock agreements with a total notional amount of $800 million, in anticipation of the issuance of debt during 2008. The treasury lock agreements expire in May 2008 and have a weighted average interest rate of 4.22%. The agreements are intended to offset the change in future cash flows attributable to fluctuations in interest rates and have been designated as cash flow hedges. The fair value of the treasury lock agreements represented a loss of $51 million at March 31, 2008, which was recorded in accumulated other comprehensive income.

Hedging Program for Reuters Consideration

As the funding of the cash consideration required to be paid on May 1, 2008 to Reuters shareholders will fluctuate based on the $/£ exchange rate, in July 2007 we commenced a hedging program to mitigate exposure to changes in the $/£ exchange rate. In the third quarter of 2007, we paid $76 million for the purchase of several sterling call options with a cumulative notional value of £2,300 million and various strike prices approximating $2.05/£1.00. Options with a notional amount of £1,050 million expired during the three months ended March 31, 2008. The remaining options are stated at their fair value in the consolidated balance sheet and changes in their fair value are reflected within the consolidated statement of earnings. The fair value of these options at March 31, 2008 was approximately $1 million and a loss of $26 million was recognized in connection with these options during the three months ended March 31, 2008.

Additionally, after completion of the sale of Thomson Learning's higher education, careers and library reference businesses in July 2007, we invested a portion of the proceeds in sterling-denominated money market funds and in sterling term bank deposits. As of March 31, 2008, our balance in these funds, which were included in the consolidated balance sheet as cash and cash equivalents, totaled approximately £3 billion.

Share Repurchase Program

Since May 2005, Thomson has had in place a share repurchase program which has allowed us to repurchase up to 15 million of our shares in each subsequent 12 month period. Thomson most recently renewed this program in May 2007. Since May 2005, Thomson has repurchased and subsequently cancelled 22 million shares for $836 million. Thomson suspended repurchases from May through November 2007 as a result of its proposed acquisition of Reuters. Thomson resumed share repurchases in late November 2007. There were no repurchases in the three months ended March 31, 2008. The following summarizes Thomson's recent share repurchase activity.

Three-month period ended	Shares Repurchased	Average Price per Share	Number of Shares Available for Repurchase

March 31, 2007	1,305,000	$41.74
June 30, 2007	495,000	$42.68
September 30, 2007	—	—
December 31, 2007	2,370,500	$38.76
March 31, 2008	—	—	12,629,500

For more information on Thomson Reuters share repurchase program, see "Subsequent Events".

Shares that we repurchase are cancelled. Thomson Reuters may repurchase shares in open market transactions on the Toronto Stock Exchange, London Stock Exchange or the New York Stock Exchange. Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors. We may elect to suspend or discontinue the program at any time. From time to time, when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian and English securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934.

Tradeweb Partnership

In October 2007, we announced that we had agreed to form a partnership with a consortium of nine global securities dealers to seek to further expand Tradeweb, our electronic trading unit within Thomson Financial. This agreement was executed in January 2008. The partnership will utilize Tradeweb's established market position to create a global multi-asset class execution venue for clients.

Under the terms of the agreement, the dealers invested $180 million to purchase a 15% stake in an entity that includes Tradeweb's established markets, as well as our Autex and order routing businesses, which was named Tradeweb Markets. The dealers will also receive free services from Tradeweb Markets, which were valued at $26 million. Additionally, we and the dealers funded additional investment in asset class expansion through a new entity, Tradeweb New Markets. Under the terms of the agreement, our contribution to this new entity was an initial cash investment of $30 million, with a commitment for an additional $10 million, and certain assets valued at approximately $30 million. The consortium contributed $60 million, with a commitment for an additional $40 million, as well as certain contracts valued at approximately $180 million. We own 20% of Tradeweb New Markets and the consortium owns 80%.

The infrastructure, including the existing Tradeweb platform, and management of Tradeweb Markets supports both companies. Tradeweb New Markets pays a fee for services provided by Tradeweb Markets. Under the terms of the agreement, these two entities will merge upon meeting either certain performance or time-based milestones. The ownership interests of the merged entity will be based upon the fair values of the two entities at the time of merger. Until the merger, we consolidate the results of Tradeweb Markets, reflecting the consortium's share of earnings as a minority interest, and reflect our minority share in Tradeweb New Markets as an equity investment. After the merger, the accounting treatment for our investment will reflect our ultimate ownership stake and degree of control over the entity.

Upon the execution of the transaction, we realized and deferred a net gain of $96 million associated with the sale of our 15% interest and our contribution of assets to Tradeweb New Markets. Additionally, we recorded a minority interest of $64 million. As of March 31, 2008, we reflected in our consolidated balance sheet a minority interest balance of $68 million associated with the consortium's ownership of Tradeweb Markets and an equity investment of $60 million associated with our ownership of Tradeweb New Markets.

Cash Flow

Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facilities and our commercial paper program and the issuance of public debt. Our principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance dividend payments, capital expenditures and acquisitions. Additionally, as discussed in the section entitled "Share Repurchase Program," we have also used our cash to repurchase outstanding common shares in open market transactions.

Operating activities.    For the three months ended March 31, 2008, cash provided by our operating activities was $284 million compared to $287 million for the prior year period. The slight decrease was primarily a result of higher tax payments and an increase in working capital, which more than offset cash inflows from interest on the proceeds of sales of the Thomson Learning businesses. Working capital levels increased in the first quarter of 2008 due to capitalized payments associated with the Reuters acquisition and the unfavorable timing of payments for normal operating expenses.

Investing activities.    For the three months ended March 31, 2008, cash used in our investing activities was $149 million compared to $316 million for the prior year period. The decreased use of cash was attributable to lower acquisition spending, inclusive of spending associated with discontinued operations, and higher proceeds from disposals as a result of our sale of a minority interest in Tradeweb Markets. See the section entitled "Tradeweb Partnership" for further discussion. For the three months ended March 31, 2008, capital expenditures increased compared to the prior year period due to the timing of spending on technology initiatives in the current and prior year.

Financing activities.    For the three months ended March 31, 2008, cash provided in our financing activities was $1.5 billion compared to $45 million in the prior year period. The inflow of cash reflected greater borrowings under our credit facilities and a reduction in our repurchases of common shares (see "Share Repurchase Program" above). Additionally, dividend payments decreased due to the participation of Woodbridge in our dividend reinvestment plan (DRIP).

The following table sets forth our common share dividend activity:

	Three months ended March 31,
(millions of U.S. dollars)	2008	2007

Dividends declared	173	157
Dividends reinvested	(47)	(4)

Dividends paid	126	153

A discussion of other significant financing activities from each year is noted under the section entitled "Financial Position."

Free cash flow.    The following table sets forth a calculation of our free cash flow for the three months ended March 31, 2008 and 2007:

	Three months ended March 31,
(millions of U.S. dollars)	2008	2007

Net cash provided by operating activities	284	287
Capital expenditures, less proceeds from disposals	(108)	(98)
Other investing activities	(12)	(10)
Dividends paid on preference shares	(2)	(1)
Capital expenditures of discontinued operations	—	(37)
Other investing activities of discontinued operations	(7)	(4)

Free cash flow	155	137

For the three months ended March 31, 2008, our free cash flow increased due to the composition of businesses in discontinued operations and higher interest income on cash balances that have risen substantially as a result of the sale of Thomson Learning. These effects were largely offset by cash outflows from costs associated with THOMSONplus and the Reuters transaction.

Credit facilities and commercial paper program.    We have a syndicated credit agreement with a group of banks. This agreement consists of a $2.5 billion five-year unsecured revolving credit facility. Under the terms of the agreement, we may request an increase (subject to approval by applicable lenders) in the amount of the lenders' commitments up to a maximum amount of $3.0 billion. The financial covenant related to this agreement is described in the "Financial Position" section above. As of March 31, 2008, we had borrowings of $1.7 billion from this facility.

We also have a £2.5 billion acquisition credit facility for which the borrowings against it may be denominated in British pounds sterling or U.S. dollars. We entered into this facility as a result of requirements of the U.K. Panel on Takeovers and Mergers, which required us and our financial advisors for the transaction to confirm our ability to finance our acquisition of

Reuters. We may only draw down amounts under this facility to finance the acquisition, to refinance any existing debt of Reuters or its subsidiaries after the closing, and to pay fees and expenses that we incur in connection with the acquisition and the credit facility. As of March 31, 2008, we had not borrowed against this facility. As of April 30, 2008, we had borrowings of $3 billion from this facility to finance the Reuters acquisition.

Debt shelf registration.    In November 2007, we filed a shelf prospectus that allows us to issue up to $3 billion of debt securities from time to time. The shelf prospectus will be valid until December 2009. As of March 31, 2008, we had not issued any debt securities under this shelf prospectus.

Off-balance sheet arrangements, commitments and contractual obligations.    For a summary of our other off-balance sheet arrangements, commitments and contractual obligations, please see our management's discussion and analysis for the year ended December 31, 2007. There were no material changes to these other arrangements, commitments and obligations during the three-month period ended March 31, 2008.

For the foreseeable future, we believe that cash from our operations and available credit facilities will be sufficient to fund our future cash dividends, debt service, projected capital expenditures and acquisitions that we pursue in the normal course of business and share repurchases.

Contingencies

The following relates to Thomson's contingencies prior to its acquisition of Reuters.

Lawsuits and Legal Claims

In February 2007, we entered into a settlement agreement related to a lawsuit involving our BAR/BRI business that alleged violations of antitrust laws (Rodriguez v. West Publishing Corp. and Kaplan Inc.). Our part of the settlement was $36 million, which was accrued for in the fourth quarter of 2006 and paid in June 2007. We are a defendant in a separate lawsuit involving our BAR/BRI business, Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the U.S. District Court for the Southern District of New York. The Park lawsuit alleges primarily violations of the U.S. federal antitrust laws. In the third quarter of 2007, we accrued $13 million in connection with this matter. We have entered into a settlement agreement which has been preliminarily approved by the court. In February 2008, another purported class action complaint alleging violations of U.S. federal anitrust laws was filed in the United States District Court for the Central District of California against West Publishing Corporation, d/b/a BAR/BRI and Kaplan Inc. In April 2008, this case was dismissed with prejudice.

In addition to the matters described above, we are engaged in various legal proceedings and claims that have arisen in the ordinary course of business. Some of these matters are described in our management's discussion and analysis for the year ended December 31, 2007. Except as updated and supplemented above, there have been no material developments to these matters. The outcome of all of the proceedings and claims against us including, without limitation, those described in our management's discussion and analysis for the year ended December 31, 2007, is subject to future resolution, including the uncertainties of litigation. Based on information currently known by us and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on our financial condition, taken as a whole.

Taxes

We maintain contingent liabilities that we believe appropriately reflect our risk with respect to tax positions under discussion, audit, dispute or appeal with tax authorities, or otherwise considered to involve uncertainty (commonly referred to as uncertain tax positions). We regularly assess the adequacy of these liabilities. In April 2008, upon the completion of a routine tax audit for the years 2003 to 2005, the Internal Revenue Service notified us that it would challenge certain positions taken on our tax returns. We do not believe that any material impact will result from this challenge. Contingent tax liabilities are reversed to income in the period in which we assess that they are no longer required, when they are no longer required by statute, or when they are resolved through the normal tax dispute process. Our contingency reserves principally represent liabilities in respect of the years 2000 to 2007.

Please see our management's discussion and analysis for the year ended December 31, 2007 for a summary of our tax contingencies and market risks. Other than the matter stated above, there were no material changes to these contingencies and risks during the three-month period ended March 31, 2008.

UNAUDITED PRO FORMA RESULTS

We have prepared certain unaudited pro forma financial information for Thomson Reuters to illustrate the effect of the acquisition of Reuters. These pro forma results for the three months ended March 31, 2008 and 2007 have been prepared as if the acquisition had occurred on January 1, 2007. This pro forma information:

  •
  has not been audited;

  •
  has been prepared for illustrative purposes only, and because of its nature, addresses a hypothetical situation and, therefore, does not represent Thomson Reuters actual financial position or results;

  •
  does not purport to represent what the consolidated results of operations actually would have been if the acquisition had occurred on January 1, 2007 or what those results will be for any future periods. The pro forma adjustments are based on information current as at April 16, 2008; and

  •
  has not been adjusted to reflect any matters not directly attributable to the acquisition. No adjustment, therefore, has been made for actions which have or may be taken upon completion of the acquisition, such as any integration plans of Thomson Reuters.

Pro Forma Segment Results(1)

Following is the quarterly pro forma segment results for Thomson Reuters for the three months ended March 31, 2008 and 2007:

	Three months ended March 31,
	2008	2007

Revenues
Sales & Trading	975	843
Investment & Advisory	596	515
Enterprise	300	241
Media	114	96

Markets	1,985	1,695

Legal	809	740
Tax & Accounting	205	160
Scientific	163	149
Healthcare	95	92

Professional	1,272	1,141
Eliminations	(3)	(6)

Total Revenues	3,254	2,830

Operating Profit
Markets	353	123

Legal	225	206
Tax & Accounting	39	38
Scientific	32	34
Healthcare	3	4

Professional	299	282
Corporate & Other	(66)	(103)
Amortization	(158)	(157)

Total Operating Profit	428	145

Operating Profit Margin %	13.2%	5.1%

(1)
The pro forma information for the three months ended March 31, 2008 and 2007 were derived from the calculations below.

Following is a reconciliation of the pro forma operating profit to the pro forma underlying operating profit for the three months ended March 31, 2008 and 2007:

	Three months ended March 31,
	2008	2007

Operating Profit	428	145
Adjustments:
Amortization	158	157
THOMSONplus	13	34
Fair value adjustments	(20)	2
Revenue accounting adjustment	—	86

Underlying Operating Profit	579	424

Underlying Operating Profit Margin %	17.8%	14.5%

Total pro forma revenues for the three months ended March 31, 2008 increased 15%. The primary components of the increase in pro forma revenues for the three months ended March 31, 2008 compared to the prior year period were as follows:

	Three months ended March 31,		Percentage change due to:
	2008	2007	Existing businesses	Acquired businesses	Currency translation	Total

Markets	1,985	1,695	9%	6%	2%	17%	(1)
Professional	1,272	1,141	7%	3%	1%	11%
Eliminations	(3)	(6)

	3,254	2,830	8%	5%	2%	15%	(1)

(1)
Excluding the pro forma adjustment to revenues for the three months ended March 31, 2007, pro forma total revenues and pro forma Markets division revenues for the three months ended March 31, 2008 increased 12% and 11%, respectively.

The pro forma operating margin increased to 13.2% for the three months ended March 31, 2008 from 5.1% for the comparable prior year period. On an underlying basis, which excludes the impact of the pro forma adjustment to revenues and profits in 2007, the pro forma underlying operating margin increased from 14.5% for the three months ended March 31, 2007 to 17.8% for the three months ended March 31, 2008. This increase in pro forma operating margin was primarily a result of the effect of higher revenues for Reuters and Thomson Financial, the favorable effect of changes in foreign currency exchange rates for our Markets Division and lower corporate expenses.

Pro Forma Information for the Three Months Ended March 31, 2008 and 2007

The calculation of pro forma information for the three months ended March 31, 2008 is set forth below:

		Pro forma adjustments
				Adjustment Note	Pro forma Thomson Reuters
	Thomson	Reuters	Other

Revenues	1,834	1,420	—		3,254
Cost of sales, selling, marketing, general and administrative expenses	(1,435)	(1,004)	(23)	b), c), d), e)	(2,462)
Depreciation	(121)	(71)	(14)	d)	(206)
Amortization	(62)	(10)	(86)	d)	(158)

Operating profit	216	335	(123)		428

The calculation of pro forma information for the three months ended March 31, 2007 is set forth below:

		Pro forma adjustments
				Adjustment Note	Pro forma Thomson Reuters
	Thomson	Reuters	Other

Revenues	1,662	1,254	(86)	a)	2,830
Cost of sales, selling, marketing, general and administrative expenses	(1,261)	(1,076)	6	c), d), e)	(2,331)
Depreciation	(115)	(68)	(14)	d)	(197)
Amortization	(61)	(12)	(84)	d)	(157)

Operating profit	225	98	(178)		145

Basis of Presentation

The unaudited pro forma information for the three months ended March 31, 2008 and 2007 were calculated in a manner consistent with the preparation of the unaudited pro forma consolidated statement of earnings for the year ended December 31, 2007, included in the Thomson Reuters PLC annual report on Form 20-F for the year ended December 31, 2007 filed with the U.S. and Canadian securities regulatory authorities on April 17, 2008. This unaudited pro forma information has been compiled from financial statements prepared in accordance with Canadian GAAP as applied by Thomson. The underlying financial information of Thomson was included in Thomson Reuters interim financial statements for the three months ended March 31, 2008. The underlying financial information of Reuters was compiled from their internal financial records. The acquisition was reflected with Thomson as the acquirer and Reuters as the acquiree, assuming that the acquisition had been completed on January 1, 2007. No account has been taken of the trading activity or other transactions of Thomson or Reuters for the period since March 31, 2008.

The pro forma information has been compiled in a manner consistent with the accounting policies adopted by Thomson. These accounting polices differ in certain respects from those of Reuters. The adjustments made to reconcile Reuters financial information were consistent with those described in the reconciliations summarizing the material differences between IFRS and Canadian GAAP as applied by Thomson set out in note 7 "Reconciliation to Canadian GAAP as applied by The Thomson Corporation" in the unaudited pro forma financial statements in the Thomson Reuters PLC annual report on Form 20-F for the year ended December 31, 2007.

Pro Forma Adjustments

The pro forma adjustments for the three months ended March 31, 2008 and 2007 reflected adjustments made in the unaudited pro forma financial statements in the Thomson Reuters PLC annual report on Form 20-F for the year ended December 31, 2007, as follows:

  a)
  An adjustment of $86 million was recorded to reduce revenues for the three months ended March 31, 2007. The adjustment was a result of reducing the carrying value of Reuters deferred revenue obligation as of January 1, 2007 to its estimated fair value. Because of Reuters contractual quarterly billing cycle, this adjustment was reflected in its entirety in the quarter ended March 31, 2007.

  b)
  Thomson and Reuters have incurred integration planning and other transaction-related costs that do not qualify to be capitalized as part of estimated purchase consideration. These items were initially recorded as expenses in the statement of earnings. An adjustment of $106 million has been made to reverse the expenses incurred for the three months ended March 31, 2008. This adjustment was recorded because the pro forma statement of earnings has been prepared as if the acquisition had occurred on January 1, 2007. Therefore, these expenses would have been incurred prior to the closing of the acquisition. Additionally, these expenses are non-recurring in nature and are not expected to have a continuing impact on the consolidated results.

  c)
  For the three months ended March 31, 2008, an adjustment of $115 million was recorded to increase cost of sales, selling, marketing, general and administrative expenses, eliminating amortization expense related to past service costs and net actuarial gains and losses in connection with Reuters pension and other post-retirement benefit plans. A similar adjustment of $20 million was made to reduce cost of sales, selling, marketing, general and administrative expenses for the three months ended March 31, 2007. These amounts were removed as retirement plan assets and obligations would have been reflected at their fair values on January 1, 2007.

  d)
  Amortization and depreciation

  –
  Adjustments of $86 million and $84 million were recorded in the three months ended March 31, 2008 and 2007, respectively, to reflect additional amortization attributable to the preliminary fair value increment allocated to identified intangible assets.

  –
  An adjustment of $14 million was recorded in both the three months ended March 31, 2008 and 2007 to reflect additional depreciation attributable to the preliminary fair value increment allocated to computer hardware and other property, and internal use software.

  –
  An adjustment of $6 million was recorded in both the three months ended March 31, 2008 and 2007 in cost of sales, selling, marketing, general and administrative expenses to reflect additional amortization attributable to the preliminary fair value increment allocated to capitalized software to be sold externally.

  e)
  An adjustment of $8 million was recorded in both the three months ended March 31, 2008 and 2007 to reflect additional rent expense attributable to amortization of the preliminary fair value increment allocated to favorable and unfavorable leases.

Pro forma information reflects the estimated impacts of purchase accounting but excludes deal-related expenses. The impacts of purchase accounting are based on preliminary estimates and, therefore, subject to change during the course of 2008 pending a final valuation of Reuters net assets.

OUTLOOK

The information in this section is forward-looking and should be read in conjunction with the sections below entitled "Material Assumptions" and "Cautionary Note Concerning Factors That May Affect Future Results".

Our current business outlook for full-year 2008 is on a pro forma basis. It assumes we acquired Reuters on January 1, 2007.

Business Outlook

Our revenue growth including acquisitions, but excluding currency effects, is estimated to be between of 6%-8% and is projected to primarily be from our existing businesses. Our underlying operating profit margin is estimated to be between 19% and 21%. Our free cash flow margin, excluding synergy and integration costs, is estimated to be between 11% and 12% of revenue.

Savings Outlook

We believe our future results will reflect savings as a result of the previously announced Thomson and Reuters efficiency initiatives, THOMSONplus and Core Plus, as well as the combination of the two businesses. We estimate that we will achieve run rate savings of $1.0 billion by December 31, 2010, earlier than originally anticipated, and $1.2 billion by December 31, 2011. The aggregate savings through 2011 includes the benefits from THOMSONplus ($160 million), Core Plus ($300 million) and Thomson Reuters integration-related savings ($750 million).

At March 31, 2008, the THOMSONplus and Core Plus programs had achieved combined run rate savings of $300 million, leaving an additional $900 million to be realized by December 31, 2011. The cost to achieve the savings to date has been approximately $570 million.

The estimated cash cost to achieve the remaining $900 million of savings is $1.2 billion through 2011.

Going forward, we will report on quarterly savings and costs as a combined total.

MATERIAL ASSUMPTIONS

Our material assumptions in preparing our Outlook above were as follows:

  •
  there will be no change to existing prevailing worldwide macroeconomic conditions;

  •
  there will be no material adverse events which will have a significant impact on Thomson Reuters financial results;

  •
  a portion of Thomson Reuters anticipated 2008 revenue growth will come from tactical acquisitions made during the year;

  •
  the anticipated 2008 underlying operating profit margin includes benefits of savings programs and excludes synergy and integration costs and acquisition-related expenses of amortization of intangibles;

  •
  the anticipated 2008 free cash flow margin excludes synergy and integration-related costs;

  •
  the Business Outlook and Savings Outlook reflect the continuing operations of Thomson Reuters business as of March 31, 2008;

  •
  the Business Outlook includes integration-related costs together with various cost savings initiatives;

  •
  the Business Outlook and Savings Outlook assume Thomson had acquired Reuters on January 1, 2007; and

  •
  the Business Outlook and Savings Outlook include preliminary estimates of pro forma adjustments based on estimated fair values of assets.

RELATED PARTY TRANSACTIONS

As of April 30, 2008, The Woodbridge Company Limited and other companies affiliated with it (Woodbridge) together beneficially owned approximately 70% of Thomson Reuters Corporation's outstanding common shares. Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directions, and in that sense have voting interests in Thomson Reuters. As of April 30, 2008, based on the issued share capital of the two companies, Woodbridge had a voting interest in Thomson Reuters of approximately 54%.

From time to time, in the normal course of business, Woodbridge purchases some of our products and service offerings. These transactions are negotiated at arm's length on standard terms, including price, and are not significant to our results of operations or financial condition individually or in the aggregate.

In the normal course of business, a Woodbridge-owned company rents office space from one of our subsidiaries. Additionally, a number of our subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2007, the total amounts charged to Woodbridge for these rentals and services were approximately $1 million.

The employees of Jane's Information Group (Jane's) participated in our pension plans in the United States and United Kingdom, as well as the defined contribution plan in the United States, until June 2007. We had owned Jane's until we sold it to Woodbridge in April 2001. As part of the original purchase from us, Woodbridge assumed the pension liability associated with the active employees of Jane's. As a consequence of the sale of Jane's by Woodbridge in June 2007, Jane's employees have ceased active participation in our plans. From April 2001 until June 2007, Jane's made proportional contributions to these pension plans as required, and made matching contributions in accordance with the provisions of the defined contribution plan. Coincident with the sale of Jane's by Woodbridge in June 2007, Jane's ceased to be a participating employer in any Thomson benefit plan.

We purchase property and casualty insurance from third party insurers and retain the first $1 million of each and every claim under the programs via our captive insurance subsidiary. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. In 2007, these premiums were about $50,000, which would approximate the premium charged by a third party insurer for such coverage.

We have in the past maintained an agreement with Woodbridge under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm's length, commercial arrangement. In 2007, we paid Woodbridge a fee of $750,000, which was less than the premium that we would have paid for commercial insurance. This agreement has been replaced by a conventional insurance arrangement. Thomson Reuters Corporation is nevertheless entitled to seek indemnification from Woodbridge in respect of claims arising from events prior to April 17, 2008 and made within a six-year run-off period following that date.

In February 2005, we entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the current contract terms, we expect to pay Hewitt an aggregate of approximately $165 million over a 10 year period beginning in 2006. In 2007, we paid Hewitt $11 million for its services. Steven A. Denning, one of our directors and chairman of the board's Human Resources Committee, is also a director of Hewitt. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

SUBSEQUENT EVENTS

Reuters Acquisition

On April 17, 2008, we acquired Reuters by implementing a DLC structure. See the section entitled "Acquisition of Reuters Group PLC" in this management's discussion and analysis.

On April 23, 2008, we agreed to sell a copy of the Thomson Fundamentals database to FactSet Research Systems Inc. The sale will include copies of the database, source data, collection software and documentation, collection training materials, as well as the potential for FactSet to acquire certain customer contracts for our Thomson Fundamentals and to hire certain key employees connected with the database and related assets. We retain full ownership of the original Fundamentals database, trademarks, related source data, collection software and documentation and will continue to operate the database and service our customers, other than those that choose to assign their eligible contracts to FactSet. We are making this sale to meet certain regulatory requirements of the European Commission (EC) and US Department of Justice in connection with our acquisition of Reuters. If approved by both agencies, the sale is expected to close in the second calendar quarter of 2008.

Share Repurchase Program

On April 18, 2008, we commenced a $500 million share repurchase program to acquire Thomson Reuters PLC shares. Decisions regarding the timing of repurchases will be based on market conditions, share price and other factors. We may elect to suspend or discontinue the program at any time. Shares repurchased will be cancelled. Through April 30, 2008, we repurchased approximately 3.3 million ordinary shares of Thomson Reuters PLC, for a total cost of approximately $103 million.

ACCOUNTING CHANGES

Financial Instruments and Comprehensive Income

As of December 31, 2007, Thomson adopted Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1535, Capital Disclosures, and CICA Handbook Section 3862, Financial Instruments — Disclosures. The required disclosures were included in Thomson's annual report on Form 40-F for the year ended December 31, 2007.

Income Taxes

Effective January 1, 2007, we voluntarily adopted a new accounting policy for uncertain income tax positions. As a result of this change in accounting policy, we recorded a non-cash charge of $33 million to our opening retained earnings as of January 1, 2007 with an offsetting increase to non-current liabilities.

Under our previous policy, we would reserve for tax contingencies if it was probable that an uncertain position would not be upheld. Under our new policy, we evaluate a tax position using a two-step process:

  •
  First, we determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, we presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

  •
  Second, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. If the tax position does not meet the more-likely-than-not recognition threshold, no benefit from the tax position is recorded.

We were not able to retroactively apply this new policy as the data to determine the amounts and probabilities of the possible outcomes of the various tax positions that could be realized upon ultimate settlement was not collected in prior periods. Further, significant judgments are involved in assessing these tax positions and we concluded that it is not possible to estimate the effects of adopting the policy at an earlier date.

CRITICAL ACCOUNTING POLICIES

Please refer to the "Critical Accounting Policies" section of our management's discussion and analysis for the year ended December 31, 2007, which is also contained in our annual report on Form 40-F for the year ended December 31, 2007, for information on accounting policies that we consider critical in preparing our consolidated financial statements. Since the date of our annual management's discussion and analysis and Form 40-F, there have not been any significant changes to these policies, nor have there been any new accounting policies that we would consider critical, other than the accounting change for income taxes discussed in the section entitled "Accounting Changes." The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions. Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management.

RECENTLY ISSUED ACCOUNTING STANDARDS

In 2006, the CICA announced that it will no longer converge Canadian GAAP with generally accepted accounting principles of the United States (U.S. GAAP). Rather, the CICA will work towards convergence with International Financial Reporting Standards (IFRS) such that Canadian GAAP will be replaced by IFRS in 2011. We plan to adopt IFRS as soon as possible under Ontario Securities Commission regulations.

ADDITIONAL INFORMATION

Depreciation by Segment

The following table details depreciation expense by segment for the three months ended March 31, 2008 and 2007:

	Three months ended March 31,
(millions of U.S. dollars)	2008	2007

Legal	55	48
Financial	41	46
Tax & Accounting	8	6
Scientific	9	7
Healthcare	7	5
Corporate and other	1	3

Total	121	115

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management's discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information required to be disclosed by Thomson Reuters in reports that it files or furnishes under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

During our first quarter of 2008, we migrated certain of our financial processing systems to SAP software as well as transferred related workflows to shared service centers. This is an initiative within our ongoing THOMSONplus program. We plan to continue implementing such changes throughout Reuters businesses during 2008 as part of our integration program. In connection with the SAP implementation and transfer of workflows, we are modifying the design and documentation of our internal control processes and procedures. Except as described above, there was no change in our internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share Capital

As of April 30, 2008, Thomson Reuters Corporation had outstanding 640,619,600 common shares, 6,000,000 Series II preference shares, 992,524 restricted share units and 13,679,084 stock options. As of April 30, 2008, Thomson Reuters PLC had outstanding 191,058,283 ordinary shares. As of that date, there were also outstanding 28,651,943 options previously granted by Reuters Group PLC prior to the closing that upon exercise will entitle the holders to receive 0.16 ordinary shares of Thomson Reuters PLC, plus 352.5 pence per share.

A Reuters Founders Share has also been issued by each of Thomson Reuters Corporation and Thomson Reuters PLC which enables the Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Reuters Trust Principles. Thomson Reuters Corporation and Thomson Reuters PLC have also each issued a special voting share to a special voting trust so that shareholders of the two companies can ordinarily vote together as a single decision-making body. Thomson Reuters Corporation has issued an equalization share to Thomson Reuters PLC in connection with Thomson Reuters Corporation's support obligations under the DLC structure.

Public Securities Filings and Regulatory Announcements

You may access other information about Thomson Reuters, including our annual information form and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC through EDGAR at www.sec.gov. Information that we announce in the United Kingdom through RNS, a Regulatory Information Service, (including this management's discussion and analysis and our financial statements) is available on our website, www.thomsonreuters.com, as well as on SEDAR and EDGAR.

QUARTERLY INFORMATION FOR THOMSON (UNAUDITED)

The following table presents a summary of consolidated operating results for Thomson's eight most recent quarters:

	Quarter ended March 31,		Quarter ended June 30,		Quarter ended September 30,		Quarter ended December 31,
(millions of U.S. dollars, except per common share amounts)
	2008	2007	2007	2006	2007	2006	2007	2006

Revenues	1,834	1,662	1,805	1,624	1,796	1,617	2,033	1,850
Operating profit	216	225	352	306	310	312	410	422
Earnings from continuing operations	193	209	262	197	314	206	311	305
Discontinued operations, net of tax	1	15	115	(24)	2,655	213	123	86

Net earnings	194	224	377	173	2,969	419	434	391
Dividends declared on preference shares	(2)	(1)	(2)	(2)	(1)	(1)	(2)	(1)

Earnings attributable to common shares	192	223	375	171	2,968	418	432	390

Basic earnings per common share
From continuing operations	$0.30	$0.32	$0.41	$0.30	$0.49	$0.32	$0.48	$0.47
From discontinued operations	0.00	0.03	0.18	(0.03)	4.14	0.33	0.19	0.14

	$0.30	$0.35	$0.59	$0.27	$4.63	$0.65	$0.67	$0.61

Diluted earnings per common share
From continuing operations	$0.30	$0.32	$0.40	$0.30	$0.49	$0.32	$0.48	$0.47
From discontinued operations	0.00	0.03	0.18	(0.04)	4.12	0.33	0.19	0.14

	$0.30	$0.35	$0.58	$0.26	$4.61	$0.65	$0.67	$0.61

Historically, in terms of revenues and profits, Thomson's first quarter is proportionately the smallest and the fourth quarter has been the largest, as certain product releases were concentrated at the end of the year, particularly in the regulatory and healthcare markets. Costs were incurred more evenly throughout the year. As a result, Thomson's operating margins generally increased as the year progressed. In general, Thomson's year-over-year performance reflected increased operating profit driven by higher revenues from existing businesses and contributions from acquired businesses.

In the quarter ended September 30, 2007, earnings from discontinued operations reflected a gain on the sale of Thomson Learning's higher education, careers and library reference businesses. In the quarter ended March 31, 2008, operating profit and earnings reflected expenses associated with the Reuters transaction.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This management's discussion and analysis, in particular the section under the heading "Outlook", includes forward-looking statements that are based on certain assumptions and reflect our current expectations. Forward-looking statements are those that are not historical facts and also include our expectations about future prospects and share repurchase plans. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations include risks related to our ability to achieve the anticipated benefits from the Reuters transaction and other cost savings initiatives (including within the time periods currently expected); changes in the general economy; actions of competitors; changes to legislation and regulations; increased accessibility to free or relatively inexpensive information sources; failure to derive fully anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions; failure to develop new products, services, applications and functionalities to meet customers' needs, attract new customers or expand into new geographic markets; failure of electronic delivery systems, network systems or the Internet; detrimental reliance on third parties for information; failure to meet the challenges involved in the expansion of international operations; failure to protect our reputation; impairment of goodwill and identifiable intangible assets; failure of significant investments in technology to increase revenues or decrease operating costs; increased self-sufficiency of customers; inadequate protection of intellectual property rights; downgrading of credit ratings; threat of legal actions and claims; changes in foreign currency exchange and interest rates; failure to recruit and retain high quality management and key employees; funding obligations in respect of pension and post-retirement benefit arrangements; and actions or potential actions that could be taken by Woodbridge. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and the United States from time to time, including Thomson Reuters Corporation's annual report on Form 40-F for the year ended December 31, 2007 and Thomson Reuters PLC's annual report on Form 20-F for the year ended December 31, 2007. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law, rule or regulation.

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  EXHIBIT 99.1
THOMSON REUTERS MANAGEMENT'S DISCUSSION AND ANALYSIS